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March 6, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Peggy Kim – Attorney Advisor, Office of Mergers & Acquisitions

RE:	Mac-Gray Corporation
Additional Soliciting Material filed pursuant to Rule 14a-12
Filed February 20, 2009 by Fairview Capital Investment Management, LLC et al.
Commission File No. 001-13495

Dear Ms. Kim:

On behalf of Fairview Capital Investment Management, LLC, a California limited liability company, Fairview Capital, a California corporation, Darlington Partners, L.P., a Delaware limited partnership, Andrew F. Mathieson, Scott W. Clark and Bruce C. Ginsberg (each a “Filing Person,” and together, the “Filing Persons”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 24, 2009 (the “Comment Letter”), in connection with the above-referenced additional soliciting material filed pursuant to Rule 14a-12 (the “DFAN14A”). For your convenience, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related response of the Filing Persons.

March 6, 2009

Additional Soliciting Material

General

1.	In future filings, please revise to disclose your support for any statements relating to the company’s financial and market performances, and any projections or numerical conclusions, including but not limited to the following assertions:

•	“We believe most of the Mac-Gray’s financial metrics have shown little improvement during this time;” and

•	“The share price has underperformed the Russell 2000 and S&P 500 indices in each of the past three years, and now stands 57% below the closing price on the day of Mac-Gray’s IPO in 1997.”

Filing Persons’ Response:

The Filing Persons acknowledge their obligations under the Commission’s proxy rules regarding false and misleading statements, and will include appropriate support for material statements in future filings as they relate to the company’s financial and market performances, and any projections or numerical conclusions.

2.	The filing makes several references to a future proxy solicitation, “WHEN AND IF COMPLETED” and, in the process, implies that the filing of a non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities Mac-Gray Corporation’s security holders.

Filing Persons’ Response:

The Filing Persons hereby confirm that they will refrain from using non-committal language, such as “WHEN AND IF COMPLETED,” in future communications by affirmatively stating their intention to file a definitive proxy statement.

Closing Information

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

•	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

March 6, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Filing Persons’ Response:

In connection with responding to the Staff’s comments, each Filing Person hereby acknowledges that:

1.	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *

March 6, 2009

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (415) 395-8034.

Very truly yours,

/s/ John M. Newell
John M. Newell of LATHAM & WATKINS LLP

cc:	Fairview Capital
Fairview Capital Investment Management, LLC
Darlington Partners, L.P.
Andrew F. Mathieson
Scott W. Clark
Bruce C. Ginsberg